UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA passenger traffic grew 17.8% in December

and 11.2% during 2006

•       December domestic traffic grew 25.8%

Monterrey, NL., Mexico, January 10, 2007—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or OMA, reported that total passenger traffic (terminal passengers) at its 13 airports increased 17.8% in December 2006 to 1.1 million passengers, as compared to December 2005. Total passenger traffic reached 11.8 million in 2006, an increase of 11.2% compared to 2005.

December domestic traffic grew to 871,764 passengers, an increase of 25.8% compared to December 2005, principally as a result of the introduction of new routes by the new airlines Avolar, Interjet, Volaris, Alma, and VivaAerobus. Total domestic traffic rose 14% during 2006.

International traffic decreased 4.8% to 230,789 passengers in December 2006 as compared to December 2005 principally as a result of the cancellation of Monterrey-Chicago and Monterrey-Miami routes. In addition, Aerocalifornia has not resumed routes to Los Angeles from several of OMA’s airports. Total international traffic rose 1.8% during 2006.

By Airport

Total passenger traffic at OMA’s principal airport, Monterrey International, reached 486,641 passengers in December 2006, an increase of 19.3% compared to December 2005. Traffic growth reflects nine new domestic routes offered by VivaAerobus, which started operations at Monterrey International on November 30, 2006. Domestic traffic at Monterrey was up 31.3% in December, and 18.3% during 2006.

Among OMA’s airports located in tourist destinations, Acapulco reported the highest growth, with total traffic up 14.5% in December 2006 and up 13% for the full year.

TABLES FOLLOW

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer our passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security standards and ISO 9000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator.

This communication may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Prospectus under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: January 22, 2007